June 6, 2024

Via EDGAR

Ms. Kate Beukenkamp / Mr. Donald Field

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Uni-Fuels Holdings Ltd (the “Company”) Draft Registration Statement on Form F-1 Submitted May 3, 2024 CIK No. 0002021688

Dear Ms. Beukenkamp / Mr. Field

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated May 31, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1. Contemporaneously, we are filing the amended Draft Registration Statement via Edgar (the “Amended DRS”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1 submitted May 3, 2024

Cover Page

1.

Please revise your cover page and elsewhere as appropriate, including your section titled “Implications of Being a Controlled Company,” to make clear whether you intend to utilize the exemptions available under the Nasdaq listing standards related to the expectation that you will be a “controlled company.” We note your risk factor beginning “[w]e will be a “controlled company” within the meaning of the Nasdaq Stock Market listing rules...” on page 32, including disclosure stating that you “do not currently plan to utilize the exemptions available for controlled companies...” as well as the risk factor immediately above beginning “[w]e do not expect to be subject to certain Nasdaq corporate governance rule...” discussing your intention to voluntarily adopt certain corporate governance rules applicable to U.S. listed companies.

Response: The Company has revised the disclosures on the cover page and page 8 to clarify that the Company currently does not intend to rely on the “controlled company” exemption under the Nasdaq listing rules.

2.	Please revise your cover page, Prospectus Summary and Capitalization sections to describe your capital structure, including the different authorized classes of ordinary shares and any disparate voting rights. We note your disclosure elsewhere, including in your risk factor beginning “[t]he dual-class structure of our Ordinary Shares has the effect of concentrating voting control...” on page 24 discussing your dual-class share structure of Class A and Class B Ordinary Shares and the respective votes per share of each class.

Response: The Company has revised the disclosures on the cover page and pages 10 and 37 to include descriptions of the Company’s dual-class share structure.

3.	Please refer to the third paragraph and the risk factor cross-reference. Please revise to also include the page number of where the section appears in the prospectus. Refer to Item 501(b)(5) of Regulation S-K.

Response: The Company has revised the cover page to include the page number in accordance with the Staff’s comment.

Prospectus Summary

Our Corporate Structure and History, page 5

4.	Please revise both your pre- and post-offering ownership diagrams to reflect the holdings of Koh Kuan Hua, your Chief Executive Officer, in Garden City Private Capital Limited, an entity wholly-owned by him. Additionally, please revise these diagrams to reflect the respective pre- and post-offering ownership and voting control held by these parties as well as the Public shareholders, respectively. In this regard, we note disclosure related to your Class B Ordinary Shares and the ten-to-one voting ratio between your Class B and Class A Ordinary Shares.

Response: The Company has revised the disclosures on pages 5, 6, 52 and 53 to revise both the Company’s pre- and post-offering ownership diagrams and to clarify the Company’s pre- and post-offering ownership and voting control.

Conventions Which Apply to this Prospectus, page 8

5.	Please revise your disclosure throughout this registration statement to accurately and consistently reference your “major shareholders.” Consider using the defined term “Major Shareholder(s)” defined here and used as appropriate. Additionally, please revise this section to clarify the statement that Garden City Private Capital Limited, an entity whollyowned by your CEO, Mr, Hua, is “his personal holding company.”

Response: The Company has revised the disclosures on pages 8, 40, 46 and 47 in accordance with the Staff’s comment.

Lock-up, page 10

6.	Please revise to clarify whether Mr. Hua, your major shareholder, is subject to the referenced lock-up.

Response: The Company has revised the disclosures on pages 10 to clarify that Mr. Koh Kuan Hua and his wholly-owned investment holding company, Garden City Private Capital Limited, will both be subject to the lock-up.

Risk Factors

Risks Related to Our Business

We are exposed to concentration of credit risk with respect to accounting receivable., page 15

7.	Please revise this section to disclose whether you have subsequently successfully collected the accounts receivable for the fiscal year ended December 31, 2022. Additionally, please disclose whether the single customer representing receivables accounting for 10% or more of your total balances of accounts receivable was also one of the two customers that accounted for a significant portion of the Group’s total balances of accounts receivable in the fiscal year ending December 31, 2022. Last, please disclose whether these customers are related parties.

Response: The Company has revised the disclosures on page 15 in accordance with the Staff’s comment.

We source marine fuels from a limited number of third-party vendors..., page 15

8.	We note your disclosure regarding the risk associated with the loss of any of your marine fuels third-party vendors and its negative impact on your business related to these “supply arrangements.” Please revise your disclosure here and elsewhere as appropriate to discuss whether you enter into written agreements with these third-party vendors as well as your customers. If so, please described the material terms of these agreements and file any material written agreements in compliance with Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the disclosures on pages 15 and 67 to clarify that the Company did not enter into any long-term written agreements with its vendors and customers for the years ended December 31, 2023 and 2022, and that each transaction is executed through individual purchase and sales order respectively.

Any damage to the reputation and recognition of our brand names..., page 17

9.	Please revise this risk factor and elsewhere as appropriate, including your Business section, to disclose and briefly discuss your brand and brand names referenced here. In this regard, we note that your Business section does not emphasize the significance of your brand and the “Intellectual Property” section of this registration statement states that you have “limited exposure to intellectual property risk.” However, we do note your application filed to register your Uni-Fuels trademark.

Response: The Company has revised the disclosures on pages 17 and 70 to clarify that the Company uses its trade name “Uni-Fuels” as its brand but due to the nature of its business, the Company believes that its exposure to intellectual property risk is limited.

Management’s Discussion and Analysis...

Liquidity and Capital Resources, page 46

10.	We note your discussion here that your principal sources of liquidity include “from the financing provided by a financing institution.” Additionally, in your Risk Factor section, including the risk factor beginning “[o]ur business is dependent on our ability to obtain financing...” on page 15, you discuss your “trade financing facility from a financial institution” and that you plan to increase your trade financing facility with financial institutions. Please revise your disclosure here, in your Risk Factors section and elsewhere as appropriate to briefly discuss your trade financing facility in greater detail, including the key terms of this facility and the financial institution(s) involved. Additionally, please file this facility as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the disclosures on pages 15, 46 and 66 to describe the facilities in greater detail. The facilities letter will be filed as Exhibit 10.2 to the registration statement.

11.	Please expand your disclosure to briefly describe the nature and amount of the principal source of liquidity to finance your day-to-day operations received from your major shareholder. We note your disclosure in the section titled “Related Party Transactions” on page 84.

Response: The Company has revised the disclosures on page 46 in accordance with the Staff’s comment.

Business

Our Major Customers, page 67

12.	Please revise to disclose the names of your four major customers that accounted for 10% or more of the Group’s revenues for the year ended December 31, 2022.

Response: The Company respectfully submits that it is unable to disclose the names of its major customers at this time because (a) given that the Company acts as an intermediary in marine fuels trading and the competitive landscape of the industry, it considers customer and supplier information a trade secret and valuable assets to its business, and (b) the Company has not obtained consent from its customers to disclose their identities. For ease of reference, the Company has revised the disclosures on page 67 to use pseudonyms (e.g. “Customer A,” “Customer B”, etc.) when discussing the four major customers.

Related Party Transactions, page 84

13.	Please revise this section, including footnotes as appropriate, to clarify the nature of the related party relationship with Sea Oil Petroleum. We note your disclosure in the table titled “Nature of relationships with related parties” describing the company’s relationship with Sea Oil Petroleum as “[u]nder significant influence of Koh Kuan Hua...”

Response: The Company has revised the disclosures on pages 84 and F-19 to clarify the nature of the related party relationship with Sea Oil Petroleum.

General

14.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company confirms that neither the Company nor anyone authorized by the Company has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company further confirms that it will submit any written communications that are presented to potential investors in reliance on Section 5(d) prior to the effectiveness of the registration statement.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com